Exhibit 99.6

[    ] EXTRAORDINARY GENERAL AND CLASS Z MEETING OF SHAREHOLDERS OF BILIBILI INC. (Continued and to be signed on the reverse side) ADD YOUR EMAIL ADDRESS ONLINE Add your email address to your online account at AST for 24/7 access to your account and enroll in eConsent to receive future materials electronically. Update your account today: For first time users setting up an account, follow the instructions outlined below: Go to www.astfinancial.com/login and click on the words “REGISTER – FIRST TIME USERS CLICK HERE” under the Shareholder Central heading button Follow the instructions provided to set up your account which will include providing your e-mail address Once your account has been set up, select the tool bar “Communications” at the top right side of the page Here you need to select “Receive Company Mailings via E-Mail” Next, click on the “Submit” button and any future proxy materials will be sent to you electronically should they be available For existing users updating your account, do the following: Go to www.astfinancial.com/login and click on “LOGIN” button under the Shareholder Central heading Once you access your account, select the tool bar “Communications” at the top right side of the page Here you need to select “Receive Company Mailings via E-Mail” Next, click on the “Submit” button and any future proxy materials will be sent to you electronically should they be available Alternatively you can provide us with your email address in the below section entitled “ELECTRONIC SHAREHOLDER COMMUNICATIONS” to receive future materials electronically when available. Electronic Shareholder Communications Please join the growing number of shareholders who receive emails instead of hard copy shareholder communications. Register online at astfinancial.com or supply your email address below or on the reverse side. 1.1 14475

EXTRAORDINARY GENERAL AND CLASS Z MEETING OF SHAREHOLDERS OF

BILIBILI INC.

September 1, 2021

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) in the United States or **1-718-921-8500** from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 10:00 AM EST on August 24, 2021.

MAIL - Sign, date and mail your proxy card in the envelope provided so that your vote is received before 10:00 AM EST on August 24, 2021.

ADD YOUR EMAIL ADDRESS ONLINE - Add your email address to your online account at AST for 24/7 access to your account and enroll in eConsent to receive future materials electronically. Update your account today at: www.astfinancial.com/login (see reverse side for instructions) or provide us with your email address in the section entitled "ELECTRONIC SHAREHOLDER COMMUNICATIONS" at the bottom right side of this card or on the reverse side to receive future materials electronically when available.

COMPANY NUMBER	
ACCOUNT NUMBER	

↓ Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. ↓

090121

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE "FOR" THE RESOLUTIONS
Resolutions presented for consideration by the Extraordinary General and Class Z Meeting of Shareholders on September 1, 2021
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Class Z Meeting

	FOR	AGAINST	ABSTAIN
1. As a special resolution: THAT subject to the passing of the Class-based Resolution at each of the class meeting of holders of the Class Y ordinary shares with a par value of US$0.0001 each and the extraordinary general meeting of the Company convened on the same date and at the same place as the Class Z Meeting, the Company's Sixth Amended and Restated Memorandum of Association and Articles of Association be amended, as disclosed on pages 118 to 128 of the Company's Hong Kong prospectus dated March 18, 2021, by incorporating the following requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited: paragraph 2(1) of Part B of Appendix 13 and Rules 8A.09, 8A.13 to 8A.19 and 8A.21 to 8A.24.	☐	☐	☐

Extraordinary General Meeting

	FOR	AGAINST	ABSTAIN
1. As a special resolution: THAT subject to the passing of the Class-based Resolution (as defined in the Meeting Notice) at each of the class meeting of holders of the Class Y ordinary shares with a par value of US$0.0001 each and the class meeting of holders of Class Z ordinary shares with a par value of US$0.0001 each convened on the same date and at the same place as the EGM, the Company's Sixth Amended and Restated Memorandum of Association and Articles of Association be amended, as disclosed on pages 118 to 128 of the Company's Hong Kong prospectus dated March 18, 2021, by incorporating the following requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited: paragraph 2(1) of Part B of Appendix 13 and Rules 8A.09, 8A.13 to 8A.19 and 8A.21 to 8A.24.	☐	☐	☐
2. As a special resolution: THAT the Company's Sixth Amended and Restated Memorandum of Association and Articles of Association be amended, as disclosed on pages 118 to 128 of the Company's Hong Kong prospectus dated March 18, 2021, by (a) incorporating the following requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited: (i) paragraphs 2(2), 12, 13(2) and 14 of Appendix 3, (ii) paragraphs 1, 3(1), 3(2), 3(3), 4(1), 4(2), 5(2), 5(3) and 5(4) of Part B of Appendix 13 and (iii) Rules 8A.26 to 8A.35 and 8A.37 to 8A.41, (b) lowering the quorum of general meeting from one-third of all votes attaching to all shares in issue and entitled to vote at such general meeting in the Company to 10% of all votes attaching to all shares in issue and entitled to vote at such general meeting in the Company and (c) incorporating the requirement that where a general meeting is postponed by the Company's directors, such meeting shall be postponed to a specific date, time and place.	☐	☐	☐
3. As a special resolution: THAT the Chinese name of the Company be adopted as the dual foreign name of the Company.	☐	☐	☐

To change the address on your account or to add the email, please check the box at right. ☐
Please indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

Electronic Shareholder Communications Please join the growing number of shareholders who receive emails instead of hard copy shareholder communications. Register online at astfinancial.com or supply your email address below.

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

EXTRAORDINARY GENERAL AND CLASS Z MEETING OF SHAREHOLDERS OF

BILIBILI INC.

September 1, 2021

Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM EST on August 24, 2021.

↓ Please detach along perforated line and mail in the envelope provided. ↓

090121

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE "FOR" THE RESOLUTIONS
Resolutions presented for consideration by the Extraordinary General and Class Z Meeting of Shareholders on September 1, 2021
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Class Z Meeting

	FOR	AGAINST	ABSTAIN
1. As a special resolution: THAT subject to the passing of the Class-based Resolution at each of the class meeting of holders of the Class Y ordinary shares with a par value of US$0.0001 each and the extraordinary general meeting of the Company convened on the same date and at the same place as the Class Z Meeting, the Company's Sixth Amended and Restated Memorandum of Association and Articles of Association be amended, as disclosed on pages 118 to 128 of the Company's Hong Kong prospectus dated March 18, 2021, by incorporating the following requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited: paragraph 2(1) of Part B of Appendix 13 and Rules 8A.09, 8A.13 to 8A.19 and 8A.21 to 8A.24.	☐	☐	☐

Extraordinary General Meeting

	FOR	AGAINST	ABSTAIN
1. As a special resolution: THAT subject to the passing of the Class-based Resolution (as defined in the Meeting Notice) at each of the class meeting of holders of the Class Y ordinary shares with a par value of US$0.0001 each and the class meeting of holders of Class Z ordinary shares with a par value of US$0.0001 each convened on the same date and at the same place as the EGM, the Company's Sixth Amended and Restated Memorandum of Association and Articles of Association be amended, as disclosed on pages 118 to 128 of the Company's Hong Kong prospectus dated March 18, 2021, by incorporating the following requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited: paragraph 2(1) of Part B of Appendix 13 and Rules 8A.09, 8A.13 to 8A.19 and 8A.21 to 8A.24.	☐	☐	☐
2. As a special resolution: THAT the Company's Sixth Amended and Restated Memorandum of Association and Articles of Association be amended, as disclosed on pages 118 to 128 of the Company's Hong Kong prospectus dated March 18, 2021, by (a) incorporating the following requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited: (i) paragraphs 2(2), 12, 13(2) and 14 of Appendix 3, (ii) paragraphs 1, 3(1), 3(2), 3(3), 4(1), 4(2), 5(2), 5(3) and 5(4) of Part B of Appendix 13 and (iii) Rules 8A.26 to 8A.35 and 8A.37 to 8A.41, (b) lowering the quorum of general meeting from one-third of all votes attaching to all shares in issue and entitled to vote at such general meeting in the Company to 10% of all votes attaching to all shares in issue and entitled to vote at such general meeting in the Company and (c) incorporating the requirement that where a general meeting is postponed by the Company's directors, such meeting shall be postponed to a specific date, time and place.	☐	☐	☐
3. As a special resolution: THAT the Chinese name of the Company be adopted as the dual foreign name of the Company.	☐	☐	☐

Signature of Shareholder ______________ Date: ________ Signature of Shareholder ______________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.